METAL STORM LIMITED
A.C.N. 064 270 006

Notice of Listed Option Expiry

BRISBANE, AUSTRALIA - 26 August 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited advises that its 36,793,361 ASX quoted options expire at 5pm (AEST) on 6 September 2004.

Each option entitles the option holder to subscribe for one fully paid ordinary share, and is exercisable at $0.65. The closing price for Metal Storm’s ordinary shares yesterday (25 August 2004) on ASX was $0.275.

Since 6 May 2004 (four months before the expiry date), the highest closing market price of Metal Storm’s ordinary shares was $0.425 on 6 May 2004 and the lowest closing market price was $0.26 on 13, 19 and 20 August 2004.

Since 6 March 2004 (six months before the expiry date), the highest closing market price of Metal Storm’s ordinary shares was $0.62 on 20 April 2004 and the lowest closing market price was $0.26 on 13, 19 and 20 August 2004.

Options are exercisable by executing and lodging a notice of exercise and payment of the exercise price before 5pm (AEST) on 6 September 2004. The notice and payment must be received at Metal Storm’s registered office (Level 34, Central Plaza One, 345 Queen Street Brisbane 4000) or at its share registry, Computershare, (Level 27 Central Plaza One, 345 Queen Street Brisbane 4000) by that time. Option holders can obtain a notice of exercise by contacting Computershare on 1300 552 270.

Options which are not exercised before this time will lapse. Quotation of the options on ASX will cease at the close of trading on 30 August 2004.

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.